SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NPC 0102 SECURITIES TRADING AND MATERIAL ACT OR FACT INFORMATION DISCLOSURE POLICY ECONOMIC/FINANCIAL/ACCOUNTING Version 08 dated 10/15/2025 1/10 Governance, Risk and Compliance Directorate (DRC, Diretoria de Governança, Risco e Compliance) Governance and Secretariat Superintendence (Superintendência de Governança e Secretaria - SGV) 1. INTRODUCTION Copel, as a publicly traded company with shares listed on B3, NYSE and LATIBEX, is subject to capital market regulation, and must establish mechanisms that require regular use of Insider Information by Related and Connected Persons in trading securities issued by the Company and transparency in the disclosure of Material Information to the Company and its investors. Therefore, in accordance with regulation and best governance practices, Copel has established this Policy, which is approved by the Board of Directors (BoD). 1.1 - SCOPE The scope of this Policy defines Copel’s guidelines for the topics of Disclosure of Information and Preservation of Confidentiality and Trading in Securities Issued by the Company. 1.2 - CONCEPTS The terms used in this Policy are defined and organized in the Glossary of Concepts which can be accessed on the Copel Sustainability Portal or on the Investor Relations website. 1.3 - PURPOSE To establish the rules, procedures and guidelines for the disclosure of information and preservation of confidentiality, trading of securities issued by the company, applicable to Companhia Paranaense de Energia - Copel (Holding), its Wholly-Owned Subsidiaries - SIs, its controlled subsidiaries, and Related Persons. For purposes of this Policy, the group of these related companies will be referred to as Copel. The guidelines are also applicable, as a recommendation, to joint subsidiaries, affiliated companies and other corporate interests, respecting their corporate processes. To support the execution of the general guidelines, Copel separates the specific guidelines for each chapter of this policy. These guidelines deal with the disclosure of information and preservation of confidentiality and trading in securities issued by the company itself. 1.4 - GENERAL GUIDELINES 1.4.1 - Related Persons must adhere to this Policy by signing the Term of Adhesion, as set out in Annex I. 1.4.2 - The Terms of Adhesion signed by the Related Persons must remain filed at the Company’s headquarters, under the responsibility of the Vice President of Finance and Investor Relations (VPFI), while such persons remain employed by Copel and also for at least 5 (five) years after their termination of employment. 1.4.3 - The Company will keep the updated list of Related Persons who sign the Terms of Adhesion, on file at its headquarters, under the responsibility of the VPFI, and at the disposal of the Securities and Exchange Commission (CVM - Comissão de Valores Mobiliários), with their respective qualifications, position or function, and their registration number in the National Register of Individuals and/or Legal Entities, as applicable, updating it whenever there is a change. 1.4.4 - It is the responsibility of the Related Person to immediately notify the Company of any change in any of their registration data. 1.4.5 - The business management area in which Copel owns equity interests will be responsible for collecting the signatures of the Terms of Adhesion of the Related Persons of Subsidiaries, Affiliates and other companies in which the Company has an interest, if they adopt this policy. 1.4.6 - Related Persons must observe the rules applicable to this Policy, as well as ensure that such rules are complied with by the persons under their influence, including Connected Persons and all those with whom they have a commercial, professional, or fiduciary relationship. NPC 0102 SECURITIES TRADING AND MATERIAL ACT OR FACT INFORMATION DISCLOSURE POLICY ECONOMIC/FINANCIAL/ACCOUNTING Version 08 dated 10/15/2025 2/10 Governance, Risk and Compliance Directorate (DRC, Diretoria de Governança, Risco e Compliance) Governance and Secretariat Superintendence (Superintendência de Governança e Secretaria - SGV) CHAPTER 1: DISCLOSURE OF INFORMATION AND PRESERVATION OF CONFIDENTIALITY 1.1. PURPOSE To establish the guidelines for disclosure of information, which are considered as Material Acts or Facts, and for maintaining the confidentiality of Inside Information, which guide the decision-making process of Copel. 1.2. ATTRIBUTIONS OF THE VICE PRESIDENT OF FINANCE AND INVESTOR RELATIONS – VPFI 1.2.1 - Without prejudice to the other duties and responsibilities provided for in the applicable rules, the Bylaws and in this Disclosure Policy, the VPFI, through the Superintendence of Investor Relations (SRI, Superintendência de Relações com Investidores), must: a) disclose and communicate to the CVM and to the Stock Exchanges, immediately after its awareness and analysis, in accordance with applicable rules, any Material Information; b) ensure the broad and immediate dissemination of Material Information simultaneously, whenever possible, in all markets in which Copel has securities admitted to trading; c) in the event of questions from the CVM or the Stock Exchanges, or in the event of an unusual fluctuation in the quote, price or quantity of the Securities traded, to question persons with access to Privileged Information to ascertain whether they are aware of information that should be disclosed to the market and, if so, arrange for the information to be immediately disclosed to the market in accordance with this Policy, keeping a record of this procedure; d) in accordance with this Policy, analyze and decide on the characterization of fact or act as Material Information and participate in the decision-making process regarding the convenience or not of its immediate disclosure to the market; and e) administer and enforce this Policy. 1.3. DUTIES OF RELATED PERSONS 1.3.1 - Without prejudice to the other duties and responsibilities provided for in applicable legislation and regulations, as well as in this Disclosure Policy, the following are the obligations of the Related Persons: a) Immediately and formally communicate any Relevant Information of which they are aware to VPFI, which will promote its disclosure in accordance with the applicable rules and this Disclosure Policy; b) not disclose the Inside Information, except for strict disclosure to persons who absolutely need to know it, ensuring that the recipients of the information are subject to this Policy or otherwise subject to an obligation to safeguard the confidentiality of the information and refrain from using it to gain improper advantage; c) not rely on Inside Information to obtain, directly or indirectly, for themselves or third parties, any advantages, including through the purchase or sale of Securities; d) not discuss Inside Information in the presence of third parties who are not aware of it, even if it can be expected that such third party cannot intuit the meaning of the conversation; e) Directors, members of the Supervisory Board and members of Bodies with Technical or Advisory Functions, if they have personal knowledge of Relevant Information, whenever they verify the VPFI's failure to comply with its duty to disclose the respective Material Act or Fact, must immediately report such Material Act or Fact to the CVM; f) if they inadvertently or without authorization, in any way communicate, personally or through third parties, Inside Information to persons not bound by this Disclosure Policy or subject to a duty of confidentiality, they must immediately report such act to the VPFI so that they can take the measures they deem appropriate; g) immediately report to the VPFI any violations of this Disclosure Policy of which they become aware; and h) ensure that the provisions above are not violated by direct subordinates or trusted third parties, and be jointly liable with them in the event of non-compliance. NPC 0102 SECURITIES TRADING AND MATERIAL ACT OR FACT INFORMATION DISCLOSURE POLICY ECONOMIC/FINANCIAL/ACCOUNTING Version 08 dated 10/15/2025 3/10 Governance, Risk and Compliance Directorate (DRC, Diretoria de Governança, Risco e Compliance) Governance and Secretariat Superintendence (Superintendência de Governança e Secretaria - SGV) 1.3.2 - Related Persons are prohibited from providing or commenting in the media, by any means of communication, including through the Internet or social media, any Inside Information to which they have had access due to their position or function until its disclosure to the public. 1.3.2.1 - It is also prohibited to make any public statement regarding news published by the press on issues dealt with in meetings of the Company's management bodies, committees or any administrative area that have not been the subject of a prior official statement through the VPFI. 1.4. PROCEDURES FOR DISCLOSING MATERIAL INFORMATION 1.4.1 - The disclosure of Material Information to the CVM and to the Stock Exchanges must be made immediately, observing item 1.4.2 below and except for the hypotheses in section 1.6, by means of a written document, with the appropriate detailing of the acts and/or facts that occurred. 1.4.1.1 - The disclosure of Material Information must be made in a clear and precise manner, in language accessible to the investing public, indicating, whenever possible, the amounts involved and other clarifications that the Company considers relevant for the proper understanding and more accurate evaluation of Material Information by the market. 1.4.2 - Relevant Information shall be disclosed, whenever possible, before the opening or after the closing of trading on the Stock Exchanges, noting that, in the event of simultaneous trading on more than one Stock Exchange in different countries, the trading hours of the Stock Exchanges located in Brazilian territory shall prevail. 1.4.2.1 - If it is imperative that the disclosure of Material Information should occur during trading hours, the VPFI may request, always simultaneously with the Stock Exchanges, the suspension of trading of Copel Securities, for the time necessary for the proper dissemination of Material Information, in accordance with the procedures provided for in the regulations issued by the Stock Exchanges. 1.4.3 - Pursuant to applicable regulations, the disclosure of Material Information must be carried out through the following channels: a) electronic system available on the CVM website; b) the Company’s investor relations page; and c) on the “PortalMZ” news portal, whose electronic address is portal.mzgroup.com. 1.4.3.1 - The Company may create an online information disclosure system for investors by sending Material Information via electronic mail (email) from persons registered in a database created for this purpose, observing that such disclosure system will not replace the other means of disclosure of information provided for in this Disclosure Policy and applicable legislation. 1.4.3.2 - In the event of a change in the communication channels of sub-item 1.4.3, this Disclosure Policy must be updated prior to the change. 1.4.4 - In the event of the dissemination of Material Information by any means of communication, including to the press or at meetings with class entities, shareholders, investors, analysts or with a select public, in the country or abroad, the Material Information must be disclosed prior and simultaneously to the CVM, Stock Exchanges and to the general investing public through the official channels mentioned in item 1.4.3. 1.5. EXCEPTION TO THE IMMEDIATE DISCLOSURE OF A MATERIAL ACT OR FACT 1.5.1 - Material Information may, exceptionally, no longer be disclosed, after analysis and decision by the VPFI or other Directors, as the case may be, when they believe that its disclosure may put the Company’s legitimate interest at risk. 1.5.1.1 - In accordance with applicable regulations, the Directors may decide to submit to the CVM for consideration any matter concerning the disclosure to the public of Material Information that may jeopardize the Company's legitimate interests. NPC 0102 SECURITIES TRADING AND MATERIAL ACT OR FACT INFORMATION DISCLOSURE POLICY ECONOMIC/FINANCIAL/ACCOUNTING Version 08 dated 10/15/2025 4/10 Governance, Risk and Compliance Directorate (DRC, Diretoria de Governança, Risco e Compliance) Governance and Secretariat Superintendence (Superintendência de Governança e Secretaria - SGV) 1.5.1.2 - The Directors are obliged, directly or through the VPFI, to immediately disclose the Relevant Information in the event that the information escapes their control or in the event of an atypical fluctuation in the quotation, price, or quantity traded of the Securities. 1.6. NOTICE TO THE MARKET 1.6.1 - If the Company believes it is pertinent to disclose any useful information to shareholders and the market in general, even if it is not required by applicable laws and regulations, the Company will bring such information to the knowledge of its shareholders and investors through a Notice to the Market. 1.6.1.1 - If the Company believes that the information to be disclosed through a Notice to the Market has the potential to influence, in a considerable manner, the quotes or investment decisions in its Securities, such information should be treated internally and disclosed in the manner required for Material Information. 1.6.2 - The disclosure of a Notice to the Market must be made by means of a written document to the CVM and the Stock Exchanges, with clear precise, objective and accessible language to the investing public, describing in detail the acts and/or facts that occurred and indicating, whenever necessary and possible, the amounts involved and other clarifications. 1.6.3 - Disclosure of a Notice to the Market must be made through the following channels: a) electronic system available on the CVM website; b) the Company’s investor relations page; and c) online information disclosure system to investors through electronic mail (email) of people registered in a database created for this purpose. 1.7 - DISCLOSURE OF PROJECTIONS AND ESTIMATES 1.7.1 - The Company may adopt the practice of disclosing projections and estimates to the market, indicating its expectations for future performance (guidance). 1.7.2 - In the event of disclosure of projections and estimates, these must be reasonable, based on rational expectations, based on neutral judgments and useful to investors, with defined values (or range of values) and deadlines. 1.7.3 - Pursuant to applicable regulations, projections and estimates, when disclosed, shall be: a) considered Material Information, subject to the provisions of the applicable CVM resolution, this Policy, and other applicable rules; b) included in the Company's reference form, and if they are modified, the Company must disclose that it has made changes in the appropriate field of the reference form, in accordance with applicable regulations; c) identified as hypothetical data that does not constitute a promise of performance; and d) accompanied by the relevant assumptions, parameters, and methodology adopted. 1.7.4 - Projections and estimates, when disclosed, shall be reviewed periodically, at intervals appropriate to the subject matter of the projection, which in no case shall exceed one (1) year. In compliance with applicable rules, the Company shall compare, on a quarterly basis, in the appropriate field of the ITR and DFP, the projections disclosed in the reference form and the results actually obtained in the quarter, indicating the reasons for any differences. 1.7.5 - Whenever the assumptions underlying projections and estimates are provided by third parties, the sources must be indicated. 1.7.6 - Projections should be accompanied by the usual caveats stating that they are forecasts subject to risks and uncertainties, having been made based on the beliefs and assumptions of the Company's management, in accordance with the information available to the market at that time. NPC 0102 SECURITIES TRADING AND MATERIAL ACT OR FACT INFORMATION DISCLOSURE POLICY ECONOMIC/FINANCIAL/ACCOUNTING Version 08 dated 10/15/2025 5/10 Governance, Risk and Compliance Directorate (DRC, Diretoria de Governança, Risco e Compliance) Governance and Secretariat Superintendence (Superintendência de Governança e Secretaria - SGV) CHAPTER 2: TRADING IN SECURITIES ISSUED BY THE COMPANY 2.1. PURPOSE To establish the guidelines for trading in securities issued by the company, aiming to promote transparency and regularity of trading and avoiding the misuse of Inside Information, which guides Copel’s decision-making process. 2.2. SPECIFIC GUIDELINES 2.2.1 - This Policy applies to trading in Securities carried out by the Company and other Related Persons: a) in or outside of regulated securities market environments; b) directly or indirectly, whether through controlled companies or third parties with whom a trust or portfolio administration contract is maintained; and c) on its own behalf or on behalf of third parties. 2.2.2 - The restrictions set forth in this Policy do not apply to trading carried out by investment funds of which the Related Persons are shareholders, provided that the trading decisions of the administrator and/or manager of these funds cannot be influenced by the shareholders, and such influence is presumed if it is an exclusive fund, subject to the exceptions contained in CVM Resolution 44. 2.3. PROHIBITION AGAINST INSIDER TRADING 2.3.1 - Related Persons who have knowledge of Inside Information are prohibited from trading Copel Securities for the purpose of obtaining an undue advantage for themselves or others. 2.3.2 - For the purposes of the restriction contained in item 2.3.1, it is assumed that: a) the person who trades Securities while having Insider Information makes use of such information in said trading; b) Directors, members of the Supervisory Board, and the Company, in relation to securities transactions, have access to all Inside Information; c) the Related Persons, when accessing Inside Information, know that it is Inside Information; d) the Administrator who leaves the Company with Inside Information uses such information if they trade Securities within 3 (three) months of their departure; e) are relevant, from the moment studies or analyses on the subject begin, information about incorporating operations, total or partial spin-offs, mergers, transformation, or any form of corporate reorganization or business combination, changes in the control of the Company, including through the execution, amendment, or termination of shareholder agreements, decisions to cancel the registration of the publicly-held company, or changes in the trading environment or segment of the shares it issues; and f) information about the request for judicial or extrajudicial recovery and bankruptcy made by the Company itself is relevant, from the moment studies or analyses relating to such request are initiated. 2.3.2.1 - The presumptions contained in item 2.3.2 are relative and must be analyzed together with other elements that indicate whether or not the unlawful act was actually committed, and may, if applicable, be used interpretively in a combined manner. 2.3.2.2 - In compliance with the provisions of applicable regulations, the presumptions do not apply: a) cases of acquisition, through private negotiation, of treasury shares resulting from a restricted share grant plan approved at a general meeting, or in the case of share grants to managers, employees, or service providers as part of remuneration previously approved at a general meeting; and b) negotiations involving fixed income securities, when carried out through transactions with combined commitments to repurchase by the seller and resell by the buyer, for settlement on a pre-established date, NPC 0102 SECURITIES TRADING AND MATERIAL ACT OR FACT INFORMATION DISCLOSURE POLICY ECONOMIC/FINANCIAL/ACCOUNTING Version 08 dated 10/15/2025 6/10 Governance, Risk and Compliance Directorate (DRC, Diretoria de Governança, Risco e Compliance) Governance and Secretariat Superintendence (Superintendência de Governança e Secretaria - SGV) prior to or equal to the maturity date of the securities subject to the transaction, carried out with predefined profitability or remuneration parameters. 2.3.3 - The prohibition on the use of Inside Information does not apply to subscriptions for new Securities, without prejudice to the incidence of the rules that provide for disclosure of information in the context of the issuance and offer of these Securities. 2.4. PROHIBITED PERIOD 2.4.1 - During the 15 (fifteen) day periods prior to the disclosure of Copel’s Quarterly Information (ITRs, Informações TRimestrais) and Financial Statements (DFs, Demonstrações Financeiras), trading in Securities, as well as any derivatives or instruments referenced therein, is prohibited by all Persons Subject to this policy. 2.4.1.1 - The prohibition provided for in this item does not depend on (i) knowledge, by such persons, of the content of the Company ITR or DFs; (ii) the assessment regarding the existence of Material Information pending disclosure; or (iii) analysis regarding the intention of the negotiation. 2.4.1.2 - The prohibition provided for in this item does not apply to: a) trades involving fixed income securities, when carried out through transactions with combined repurchase commitments by the seller and resale by the buyer, for settlement on a pre-established date, prior to or equal to the maturity of the securities subject to the transaction, carried out with profitability or pre-defined compensation parameters; b) transactions intended to fulfill obligations assumed prior to the start of the blackout period arising from Securities loans, exercise of put or call options by third parties and forward sale and purchase agreements; and c) negotiations carried out by financial institutions and legal entities that are part of its economic group, provided that they are carried out in the normal course of its business and within the parameters pre-established in this Policy. 2.5. BLOCKING PERIODS 2.5.1 – The VPFI may, regardless of the existence of Material Information not yet disclosed, set periods in which Related Persons may not trade Securities, as well as any derivatives or instruments referenced thereto, by sending a notification expressly indicating the beginning and end of the Blocking Period, which shall remain in effect until a new notification is sent expressly informing of its end.. 2.5.2 - The notification of the Blocking Period sent by the VPFI does not necessarily need to be justified or inform the facts that give rise to the determination of the VPFI, and may also be addressed to all or only some of the Related Persons. 2.5.3 - The recipients of the Blocking Periods must refrain from trading in the Securities throughout this Period and maintain confidentiality regarding notifications relating to Blocking Periods. 2.5.4 - The absence of communication by the VPFI on Blocking Periods does not exempt Related Persons from compliance with the terms of this Policy and applicable rules. 2.6. EXPECTED CONDUCT FOR TRADING BY RELATED PERSONS 2.6.1 - Related Persons must fully observe the Policy and other rules applicable to the trading of Securities. 2.6.2 - Related Persons must immediately report any violations of this Policy that are known to them to the Copel VPFI. 2.6.3 - As long as they are outside the Prohibited Periods and Blocking Periods, and they do not have Inside Information, Related Persons may freely trade Securities. 2.7. DISCLOSURE OF INFORMATION ON OWNERSHIP AND TRADING OF SECURITIES NPC 0102 SECURITIES TRADING AND MATERIAL ACT OR FACT INFORMATION DISCLOSURE POLICY ECONOMIC/FINANCIAL/ACCOUNTING Version 08 dated 10/15/2025 7/10 Governance, Risk and Compliance Directorate (DRC, Diretoria de Governança, Risco e Compliance) Governance and Secretariat Superintendence (Superintendência de Governança e Secretaria - SGV) 2.7.1 - The Directors, members of the Supervisory Board and statutory bodies with technical or advisory functions must inform the VPFI of the ownership and the trading carried out with Securities issued by Copel, by its parent companies or controlled public companies. 2.7.1.1 - The communication referred to in item 2.7.1 above must also include, in accordance with CVM Resolution 44, the ownership and trading of Securities owned by persons connected to Related Persons. The communication referred to in item 2.7.1 must contain, at a minimum, the following information: a) name and qualification of the reporting party, indicating the registration number in the National Register of Legal Entities or in the Register of Individuals; b) quantity, by type and class, in the case of shares, and other characteristics in the case of other securities, in addition to the balance of the position held before and after the negotiation; and c) form of acquisition or disposal, price and date of transactions. 2.7.1.2 - The communication referred to in item 2.7.1 must be carried out: (i) within 5 (five) days after each transaction; and (ii) on the first business day after the investment in the position. 2.7.2 - Copel, through the VPFI, must disclose monthly, in the form of applicable regulations, the information referred to in item 2.7.1 and the information regarding the Securities traded by itself, its subsidiaries and affiliates. 2.8. DISCLOSURE ABOUT RELEVANT TRADING 2.8.1 – Shareholders who elect members of the Board of Directors or the Supervisory Board, as well as any natural or legal person, or group of persons, representing the same interest, who carry out Relevant Trading, a transaction or set of transactions through which the direct or indirect participation of the individuals referred to in the caput exceeds, upward or downward, the thresholds of 5% (five percent), 10% (ten percent), 15% (fifteen percent), and so on, of the type or class of shares representing the capital stock of a publicly-held company, must immediately send the VPFI a communication containing, at a minimum, the following information. a) name and qualification, indicating the registration number in the National Register of Legal Entities (CNPJ, Cadastro Nacional de Pessoas Jurídicas) or in the Register of Individuals (CPF, Cadastro de Pessoas Físicas); b) purpose of participation and target amount, including, if applicable, a statement that the transactions are not intended to change the composition of control or the administrative structure of the Company; c) number of shares and other securities and derivative financial instruments referenced in such shares, whether physically or financially settled, specifying the quantity, class, and type of the referenced shares; d) indication of any agreement or contract regulating the exercise of the right to vote or the purchase and sale of securities issued by the Company; and e) if the shareholder is a resident or domiciled abroad, the name or corporate name and the registration number in the Individual Taxpayer Registry or the National Legal Entity Registry of its agent or legal representative in the country for the purposes of Article 119 of the Brazilian Corporations Law. 2.8.2 - The VPFI is responsible for transmitting to the market, as soon as the information on the Relevant Trading is received, in the form of applicable regulations. 2.9 - SECURITIES LENDING 2.9.1 - This Policy, including applicable restrictions and prohibitions, is applicable and must be fully observed in securities lending transactions involving securities issued by the Company that may be used by Related Persons. 2.10 - INDIVIDUAL PLANS 2.10.1 - Related Persons may formalize individual plans governing investments or divestments in securities issued by the Company, with the provisions of CVM regulations, especially CVM Resolution 44, being fully applicable to such plans. NPC 0102 SECURITIES TRADING AND MATERIAL ACT OR FACT INFORMATION DISCLOSURE POLICY ECONOMIC/FINANCIAL/ACCOUNTING Version 08 dated 10/15/2025 8/10 Governance, Risk and Compliance Directorate (DRC, Diretoria de Governança, Risco e Compliance) Governance and Secretariat Superintendence (Superintendência de Governança e Secretaria - SGV) 3. PENALTIES 3.1 - Failure to comply with the obligations and requirements set forth in this Policy may subject the Related Persons, as applicable, to civil, criminal or administrative liability, without prejudice to the sanctions and disciplinary measures set forth in the Copel Code of Conduct, NAC 40301 - Functional Discipline and other internal rules. 4. FINAL PROVISIONS 4.1 - Any questions about the provisions of this Policy, the applicable regulations issued by the CVM and/or the possibility of carrying out a particular transaction, the relevance of a particular act or fact, and the disclosure of Material or Inside Information, should be clarified with the VPFI by email: ri@copel.com. 4.2 - This Policy must be governed by and interpreted, including in omitted cases, in accordance with applicable rules, especially those set forth in item 5. 4.3 - In the event of a conflict between the provisions of this Policy and the rules in force, the provisions of the rules in force shall prevail. In the event of a conflict between the provisions of this Policy and Copel's Bylaws, the provisions of Copel's Bylaws shall prevail. 4.4 - If any provision of this Policy is found to be invalid, illegal, or ineffective, that provision shall be limited, to the extent possible, so that the validity, legality, and effectiveness of the remaining provisions of this Policy are not affected or impaired. 4.5 - This Policy is effective on the date of its approval by Copel’s Board of Directors and is disclosed in accordance with applicable regulations. 5. SPECIFIC LEGISLATION RELATED TO THE SUBJECT The laws and regulations that directly affect this Policy are organized in a specific notebook, available for consultation on the Copel Sustainability Portal, on the Investor Relations page and on the Company’s website. It updates NPC 0102 dated 04/16/2025. _________________________________________________________________________________________ NPC 0102 approved at the 267th Ordinary Meeting of the Board of Directors (ROCAD, Reunião Ordinária do Conselho de Administração), dated 10/15.2025. Controle de alterações Data Responsável Descrição 16/04/2025 VPFI /SRI Luiz Henrique De Mello VPFI /SRI/VAOR Daiane Cerdeira Fidalgo Juliana Wirmond Mormello Ollosu VPJC/DRC/SGS/DGOS Adilson Dvulathca Camille Cassie Pizzatto Lorena Schebeski Alterações: Adequação à nova configuração da Copel e ao novo modelo de NPC, agrupando na NPC 0102 a NPC 0103 Política de Divulgação de Informações e Preservação de Sigilo; e Adequação à estrutura organizacional vigente; Anexo I: alteração, junção e incorporação do termo de adesão da NPC 0102 e da NPC 0103. Inclusões: NPC 0102 SECURITIES TRADING AND MATERIAL ACT OR FACT INFORMATION DISCLOSURE POLICY ECONOMIC/FINANCIAL/ACCOUNTING Version 08 dated 10/15/2025 9/10 Governance, Risk and Compliance Directorate (DRC, Diretoria de Governança, Risco e Compliance) Governance and Secretariat Superintendence (Superintendência de Governança e Secretaria - SGV) CAPÍTULO 1: Divulgação de Informações e Preservação de Sigilo Inclusão de diretrizes de divulgação de informações. CAPÍTULO 1 e 2: Incorporação de diretrizes para o relacionamento com investidores. NPC 0102 SECURITIES TRADING AND MATERIAL ACT OR FACT INFORMATION DISCLOSURE POLICY ECONOMIC/FINANCIAL/ACCOUNTING Version 08 dated 10/15/2025 10/10 Governance, Risk and Compliance Directorate (DRC, Diretoria de Governança, Risco e Compliance) Governance and Secretariat Superintendence (Superintendência de Governança e Secretaria - SGV) ANNEX I TERMS OF ADHESION SECURITIES TRADING AND MATERIAL ACT OR FACT INFORMATION DISCLOSURE POLICY By means of this instrument, [name], [qualification], resident and domiciled(s) at [address], registered with the CPF/ME under number [#], bearer of identity card no. [insert number and issuing body], in the capacity of [indicate position, function, or role], hereby declare that I have read the Policy on Disclosure of Information on Material Acts or Facts and Securities Trading, available on the website ri.copel.com, approved by the Board of Directors of Companhia Paranaense de Energia - COPEL, at its meeting on October 15, 2025, forwarded to the CVM, under the terms of CVM Resolution No. 44/2021, and I express my full awareness and agreement with the terms of this Policy, obliging myself to comply with it unconditionally and unrestrictedly, as well as to contribute to ensuring that related/connected persons, as defined, also comply with it in full. For the purposes of Art. 11 of CVM Resolution 44, I further declare that I, as a related person, and the persons related to me, under the terms of this policy: ☐ We do not hold, on this date, securities issued by Companhia Paranaense de Energia – Copel; or ☐ On this date, we have the following securities issued by Companhia Paranaense de Energia – Copel, presented in the table below. Securities Type/Class Name of the Related / Affiliated Person CPF/CNPJ Qualification Classification of Affiliated Person (if applicable) Quantity (1) Related person: a) spouse from whom they are not judicially or extrajudicially separated; b) partner; c) any dependent included in their annual income tax adjustment statement; and d) companies controlled directly or indirectly by the Related person. ________________________, _____ of _________________ of _______. City and date ________________________________ Signature

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 9, 2026

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.